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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F  X    Form 40-F
                                        ---             ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                    Yes       No X
                                       ---      ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                    Yes      No X
                                       ---     ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes      No X
                                       ---     ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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Provisional data for the first six months of 2005 - ENDESA Raises Its Global
Power Output by 8.4%

    NEW YORK--(BUSINESS WIRE)--July 22, 2005--ENDESA (NYSE:ELE):

    -- Growth in generation in Europe of 56% underpinned the sharp rise in production.

    -- The company produced a total of 92,025 GWh in the first six months of 2005, of which 46,642 GWh were in Spain, a slight decrease of 2% on the previous year due to drought.

    -- Generation at ENDESA's CCGTs now contributes 19% of the Group's global output.

    --  50% of ENDESA's total energy is generated outside Spain.

    ENDESA (NYSE:ELE) produced a total de 92,025 GWh in the first six months of 2005, which represents growth of 7.4% with respect to 2004. This increase is due mainly to the areas of generation located outside of Spain: the increase of 56% in Europe and increase of 5% in Latin America are particularly noteworthy. In Spain, output stood at 46,642 GWh between January and June, which represents a slight decrease of 2% with respect to the same period the previous year. ENDESA currently generates 50% of its power outside Spain.
    Generation at ENDESA's CCGTs rose to 17,214 GWh while coal-fired production increased by 28% to 28,873 GWh. However, ENDESA's hydro output fell 4.5% (to 23,632 GWh) on the back of the 32% fall in production in Spain owing to the low levels of rainfall during the period. Nonetheless, this was far lower than the average decline of over 47% for the entire sector in Spain.
    Global Fuel-powered generation has been 10,067 GWh and nuclear generation decreased 15% (to 11,218 GWh) and renewable/CHP output increased by 5.7% (to 1,021 GWh).
    ENDESA boasts a balanced production mix: 26% of GWh produced at all its plants is hydro based, 31% is coal, 12% is nuclear, 11% fuel-oil/gas, 19% is from CCGTs and 1% from renewables/CHP.
    This balanced mix provides ENDESA with stable generation in different scenarios, making it less vulnerable to hydro volatility in the mainland or to swings in oil and gas prices.

    Spain

    ENDESA produced 46,642 GWh of power in Spain in the first six months of the year, a decrease of 2% on the same period of 2004. Power output in the ordinary peninsula system was 39,030 GWh -a 3.7% decrease- and in the Balearic and Canary Islands and Ceuta-Melilla systems the Company produced 6,604 GWh, an increase of 6.5%. Energy produced via renewables/CHP rose 4.3% (to 1.008 GWh) and via wind power by 20%.
    ENDESA's hydro output in Spain which was 4,444 GWh, fell by 32% compared to 2004 levels owing to the low level of rainfall in the first six months of the year.
    The rest of ENDESA's technologies recorded sharp increases in production. Generation by coal plants (19,926 GWh) and CCGTs (3,581
GWh) increased by 4.6% and 23.2%, respectively, due to a higher load factor. Nuclear generation (11,218 GWh) decreased by 15%, due mainly to the fact that in April Vandellos II was out of order. Net output from fuel plants stood at 6,465 GWh, a 29% increase.

    Latin America

    ENDESA produced 28,416 GWh in Latin America in the first six months of 2005, an increase of 4.8%. Driving this growth was the recovery of demand in Argentina and Peru, which resulted in a sharp increase in the countries' energy needs. ENDESA's output in Argentina rose 7.54% to 8,667 GWh and in Peru by 24% to 3,192 GWh. Also noteworthy was the 8.3% increase in generation in Chile (to 8,437
GWh). Production fell by 2.47% in Colombia to 5,944 GWh and by 17% to 2,176 GWh in Brazil due to the lack of gas.

    Europe

    ENDESA also posted a substantial 56% rise in production in Europe to 16,967 GWh, driven in part by the consolidation of the French generator Snet, over which ENDESA secured control at the beginning of September last year.
    Production in Italy between January and June was 11,571 GWh, 6.4% higher than the 10,871 GWh produced in the first six months of 2004. The significant boost is due to the recent operation of CCGTs (generation with this technology has increased by 86%, up to 5,256
GWh), as well as the increase in hydro output (the increase was 2%, up to 1,370 GWh). Coal production was broadly unchanged at 2,900 GWh, the result of the 'repowering' strategy that ENDESA is carrying out in Italy which entails the replacement of fuel oil (2,032 GWh) with coal and gas.
    Snet produced 5,396 GWh of output in the first six months of 2005.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: July 22nd, 2005             By: /s/ David Raya
                                      --------------------------------------
                                   Name:   David Raya
                                   Title:  Manager of North America Investor
                                           Relations